SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL LINHAS AÉREAS INTELIGENTES S.A.

Taxpayer Identification Number (CNPJ/ME) 06.164.253/0001-87

STATE REGISTRATION (NIRE) 35.300.314.441

MANAGEMENT'S PROPOSAL

Extraordinary Shareholders’ Meeting

to be held on July 04th, 2022

TABLE OF CONTENTS

1 – Preliminary Comments	3
2 – Call Notice	4
3 – Shareholders’ Attendance	5
4 – Management Proposal	7

1.	PRELIMINARY COMMENTS

The management of Gol Linhas Aéreas Inteligentes S.A. ("Company" or “GOL”) hereby informs that the documents attached to this Proposal are already available to the Shareholders at the Company's head office and disclosed on the websites of: Investor Relations (http://www.voegol.com.br/ri), the Brazilian Securities and Exchange Commission ("CVM") (www.cvm.gov.br) and B3 S.A. - Brasil, Bolsa e Balcão ("B3") (www.b3.com.br), in accordance with legal provisions, as well as in compliance with CVM Resolutions No. 80/2022 and 81/2022, and also Annual Circular Letter 2022 issued by the CVM's Corporate Relations Superintendence.

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2.	CALL NOTICE

The Shareholders of Gol Linhas Aéreas Inteligentes S.A. (“Company” or “GOL”) are hereby called to meet in an Extraordinary Shareholders’ Meeting (“ESM”), exclusively in digital form, pursuant to article 5th, paragraph 2nd, item I and article 28 of CVM Resolution No. 81, of March 29th, 2022 (“CVM Resolution 81”), to be held on July 4th, 2022, at 10 am, through the digital platform Microsoft Teams (“Digital Platform”), in order to deliberate upon the following Agenda: election of a new member to the Company's Board of Directors.

General Information:

1.           We inform that on the date hereof the relevant documents related to the Agenda, the exercise of voting rights and the remote participation in the ESM were made available at the Company's headquarters, as well as on its Investor Relations website (http://ri.voegol.com.br/) and on the websites of the Brazilian Securities and Exchange Commission (www.cvm.gov.br) and of B3 S.A. – Brasil, Bolsa e Balcão (www.b3.com.br), pursuant to the applicable legislation.

2.           To participate in the ESM the Shareholders must send the documentation listed in the Management Proposal to the e-mail address ri@voegol.com.br, with a request for confirmation of receipt, at least 2 (two) days in advance of the date designated to hold the ESM, that is, until July 2nd, 2022.

3.           The Shareholder may participate (i) in person, or (ii) by a duly constituted attorney-in-fact. Shareholders wishing to be represented by an attorney-in-fact must comply with the provisions set forth by art. 126 of Law 6,404/76, and also send the respective power of attorney.

4.           Pursuant to article 6th, paragraph 3rd of CVM Resolution 81, access to the Digital Platform will not be allowed for Shareholders who do not submit the documents required to participate in the ESM by July 2nd, 2022.

5.           Further information regarding the rules and procedures for participation and voting in the ESM, guidelines on access to the Digital Platform and documentation required from shareholders for admission to the AGE, can be accessed in the Management Proposal.

São Paulo, June 10th, 2022.

Constantino de Oliveira Junior

Chairman of the Board of Directors

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3.	SHAREHOLDERS’ ATTENDANCE

The ESM shall be held exclusively digitally, with personal attendance of the shareholders or by the attendance of an attorney-in-fact duly constituted for less than one (1) year, through the Microsoft Teams Microsoft Plataform.

The Company’s shareholders that intend to participate in the ESM shall send the following documents to the email address ri@voegol.com.br, with a request for confirmation of receipt, at least 2 (two) days prior to the date designated for the ESM to be held, that is, until July 2, 2022:

For individuals:

•                 Shareholders’ photo identity document;

•                 Power of attorney with the clear identification of the signatory, if applicable; and

•                 Proof of shareholding in the Company, issued by the depositary institution, issued no later than 5 (five) days prior to the date of the ESM.

For legal entities:

•                 Latest by-laws or consolidated articles of association and the corporate documents evidencing the legal representation of the shareholder, duly registered before the competent authority;

•                 Legal representative’s photo identity document;

•                 Power of attorney with the clear identification of the signatory, if applicable; and

•                 Proof of shareholding in the Company, issued by the depositary institution, issued no later than 5 (five) days prior to the date of the ESM.

For investment funds:

•                 Latest consolidated regulation of the fund, with evidence of its filing in the CVM’s website;

•                 By-laws or articles of association of the administrator or manager of the fund, as the case may be, observed the vote policy of the fund, and the corporate documents evidencing the legal representation, duly registered before the competent authority;

•                 Legal representative’s photo identity document;

•                 Power of attorney with the clear identification of the signatory, if applicable; and

•                 Proof of shareholding in the Company, issued by the depositary institution, issued no later than 5 (five) days prior to the date of the ESM.

Pursuant to article 6, paragraph 3, of CVM Resolution 81, the access to the Digital Plataform shall not be allowed to shareholders that do not present the required attendance documents in the deadline provided herein.

The Company clarifies that it requires the notarization of the grantor’s signature in the power of attorney to represent the Shareholder, as well as the notarization, consularization, apostille and simple translation of the Shareholder's representation documents that are in a foreign language. Digitally signed documents must have an advanced or qualified electronic signature, pursuant to Law 14,063, of September 23, 2020.

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The Company will send individual invitations to access the Digital Platform and the respective instructions for accessing the Digital Platform to Shareholders who have submitted their request within the deadline and under the above conditions. Pursuant to paragraph 1, item II, of article 28 of CVM Resolution 81, the ESM will be fully recorded and, pursuant to article 47, paragraph 1 of CVM Resolution 81, the shareholder duly qualified that attends in the ESM through the electronic system will be considered present and a signatory of the minutes of meeting.

In case the Shareholder who has properly requested it does not receive an e-mail from the Company with instructions for accessing and attending in the ESM at least 24 hours prior to its holding (that is, until 10 a.m. of July 3, 2022), the Shareholder shall contact the Company by telephone +55 11 2128-4700 or by the e-mail address ri@voegol.com.br – under any circumstances, before 10 am of July 4, 2022, in order to the respective access information to be resent (or provided by phone).

The technical requirements for the attendance in the ESM digitally are:

(i)	If attending through a mobile device: (i) to have the Digital Microsoft Teams Platform duly installed in the device; and (ii) to have a 4G or broadband connection of 8MB or higher;
(ii)	If attending though a computer: (i) to have a web browser with the following specifications: if Windows: IE 11, Edge 12, Firefox 27, Chrome 30 or subsequent; or if MAC: Safari 7, Firefox 27, Chrome 30 or subsequent; (ii) Dual Core processor 2 GHz frequency or higher (i3/i5/i7); (iii) broadband Internet connection of 8MB or higher; and (iv) integrated webcam or external USB camera.

The Company requests that Shareholders previously guarantee the compatibility of their electronic devices with the system to be used during the ESM and access the platform 30 (thirty) minutes prior to the ESM. It is emphasized that the Company will not be responsible for operational or connection problems that the Shareholder may face, as well as for any other possible issue that may difficult or prevent the attendance of the Shareholder in the ESM digitally, resulting from incompatibility or defects of the Shareholder’s electronic devices.

Duly qualified Shareholder may participate in the ESM via Digital Platform through video and audio and must keep the camera turned on during the ESM in order to ensure the authenticity of communications, exercising the Shareholder’s rights of expression and vote through the Digital Platform.

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4.	MANAGEMENT PROPOSAL

Dear Shareholders,

The management of Gol Linhas Aéreas Inteligentes S.A. (“Company” or “GOL”) hereby submits for the appreciation of the shareholders the proposal concerning the matters of the Company’s Extraordinary Shareholders’ Meeting, to be held on July 4th, 2022, at 10 a.m. (“ESM”), pursuant to the provisions in Law 6.404, from December 15th, 1976, as amended (“Brazilian Corporate Law”), to CVM Resolution No. 81, from March 29th, 2022 (“CVM Resolution 81”) and to the Company’s bylaws (“Proposal”).

(I)	Election of 1 (one) New Member to assemble the Company’s Board of Directors

The Company’s management is proposing the nomination of Mr. Paulo Sergio Kakinoff to integrate the Company’s Board of Directors elected at the Company’s Annual and Extraordinary Shareholders’ Meeting held on April 29th, 2022 (“AESM”) and at the Company’s Extraordinary Shareholders’ Meeting held on May 13th, 2022.

If elected, Mr. Paulo Sergio Kakinoff will integrate the Company’s Board of Directors, with term of office until the annual shareholders’ meeting that approves the management’s account regarding the fiscal year ended on December 31st, 2022.

Regarding the compensation of Mr. Paulo Sergio Kakinoff, if elected, the Company will use the global compensation limit approved at the AESM, until the Company's annual shareholders’ meeting that approves the management accounts for the fiscal year ended December 31, 2022. Thus, it will not be necessary, in this ESM, to establish an addition to the global limit of the compensation of the Company's management approved at the AESM if the candidate is elected.

Pursuant to article 11 of CVM Resolution 81, information about the candidate appointed by the management is available in the Annex I to this Proposal, corresponding to items 12.5 to 12.10 of the Reference Form.

The Company’s Management remains at disposal to provide any clarifications that may be required.

São Paulo, June 10th, 2022

Constantino de Oliveira Júnior

Chairman of Board of Directors

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ANNEX I

INFORMATION REGARDING THE CANDIDATE OF MEMBER OF

THE BOARD OF DIRECTORS

(Pursuant to items 12.5 to 12.10 of the Reference Form – CVM Resolution No. 80)

12.5/6 COMPOSITION AND PROFESSIONAL EXPERIENCE OF THE MANAGEMENT AND AUDIT COMMITTEE

Name	Date of birth	Management body	Date of election(1)	Term of office	Number of Consecutive Terms
CPF	Profession	Elective position held	Inauguration date(1)	Elected by the controller	Percentage of participation in meetings
Other positions and roles held in the issuer		Description of another position / role
Paulo Sergio Kakinoff	09/06/1974	Belongs only to the Board of Directors	07/04/2022	Until the Annual Shareholders’ Meeting of 2023	0
194.344.518-41	Business Manager	22 - Board of Directors (Effective) Member of the Corporate Governance and Personnel Committee, Risk Policies Committee, Financial Policy Committee and the Alliances Committee.	07/04/2022	Yes	0%

PROFESSIONAL EXPERIENCE / DECLARATION OF ANY CONVICTIONS / CRITERIA OF INDEPENDENCE

Board of Directors

Paulo Sergio Kakinoff - 194.344.518-41

Mr. Paulo Sergio Kakinoff assumed the position of Chief Executive Officer of the Company from July 2012 to June 2022, having been an independent member of the Board of Managers from January 2010 to July 02, 2012. Mr. Paulo Kakinoff was the President of Audi Brazil until June 2012 and worked in the automotive industry for 18 years, having previously held the positions of Sales & Marketing Manager for Volkswagen Brazil and Executive Manager for South America at the Volkswagen Group headquarters in Germany. He also held the position of Vice-President of the Brazilian Association of Motor Vehicle Importing Companies (ABEIVA), and was a member of the Board of Managers of Volkswagen Participações. Mr. Paulo Kakinoff serves as a member of the Governance Council and the Political-Strategic Council of the non-profit organizations "All for Education" (focused on education), and "Athletes for Brazil" (focused on sports), respectively. He has a degree in Business Administration from Mackenzie University. Mr. Paulo Kakinoff is a member of the Company's People Management and Corporate Governance, Risk Policies, Financial Policy, and Alliances Committees.

Conviction	Description of Conviction
Paulo Sérgio Kakinoff - 194.344.518-41	N/A
N/A

12.7/8 COMPOSITION OF COMMITTEES

Name	Committee type	Position held	Profession	Election date	Term of office	Percentage of participation in meetings
CPF	Description other committees	Description other positions held	Date of birth	Inauguration date	Number of Consecutive Terms
Other positions/functions held at the issuer
Paulo Sérgio Kakinoff	Other Committees	Committee Member (Effective)	Manager of Companies	04/22/2021	1 year	100%
194.344.518-41	Corporate Governance and Personnel Committee, Risk Policies Committee, Financial Policy Committee and Alliances Committee		09/06/1974	04/22/2021	9
Effective Member of the Company's Board of Directors

PROFESSIONAL EXPERIENCE / DECLARATION OF ANY CONVICTIONS / CRITERIA OF INDEPENDENCE

PAULO SERGIO KAKINOFF - 194.344.518-41

Mr. Paulo Sergio Kakinoff assumed the position of Chief Executive Officer of the Company from July 2012 to June 2022, having been an independent member of the Board of Managers from January 2010 to July 02, 2012. Mr. Paulo Kakinoff was President of Audi Brazil until June 2012 and worked in the automotive industry for 18 years, having previously held the positions of Sales & Marketing Manager for Volkswagen Brazil and Executive Manager for South America at the Volkswagen Group headquarters in Germany. He also held the position of Vice-President of the Brazilian Association of Motor Vehicle Importing Companies (ABEIVA), and was a member of the Board of Managers of Volkswagen Participações. Mr. Paulo Kakinoff serves as a member of the Governance Council and the Political-Strategic Council of the non-profit organizations "All for Education" (focused on education), and "Athletes for Brazil" (focused on sports), respectively. He has a degree in Business Administration from Mackenzie University. Mr. Paulo Kakinoff is a member of the Company's People Management and Corporate Governance, Risk Policies, Financial Policy, and Alliances Committees. Mr. Paulo Kakinoff is a member of the Company's People Management and Corporate Governance, Risk Policies, Financial Policy, and Alliances Committees.

Conviction	Description of Conviction
Paulo Sergio Kakinoff - 194.344.518-41	N/A
N/A

12.9 EXISTENCE OF MARITAL RELATIONSHIP, COMMON LAW MARRIAGE OR KINSHIP UP TO THE 2ND DEGREE RELATED TO MANAGERS OF THE ISSUER, CONTROLLED AND CONTROLLING OWNERS

Not applicable.

12.10 RELATIONSHIPS OF SUBORDINATION, SERVICE PROVISION OR CONTROL BETWEEN MANAGERS AND CONTROLLED COMPANIES, CONTROLLERS AND OTHERS

Identification	CPF (Tax Identification Number)/CNPJ (Tax Identification Number)	Type of relationship of the Manager with the related person	Type of related person
Position/Role
Issuer Manager
PAULO SERGIO KAKINOFF Effective member of the Board of Directors.	194.344.518-41	Services Provision	Directly controlled company
Related Person
GOL Linhas Aéreas S.A. Chief Executive Officer	07.575.651/0001-59
Note
Mr. Paulo Sergio Kakinoff had a service provision relationship with GOL Linhas Aéreas S.A., a subsidiary of the Company, where he was the Company's Chief Executive Officer.
Issuer Manager
PAULO SERGIO KAKINOFF Effective member of the Board of Directors.	194.344.518-41	Subordination	Directly controlled company
Related Person
GOL Finance S.A. Officer
Note
Issuer Manager
PAULO SERGIO KAKINOFF Effective member of the Board of Directors.	194.344.518-41	Services Provision	Directly controlled company
Related Person
GAC Inc. Officer	09.098.779/0001-02
Note

Issuer Manager
PAULO SERGIO KAKINOFF Effective member of the Board of Directors.	194.344.518-41	Services Provision	Directly controlled company
Related Person
GOL Finance Officer	12.255.721/0001-21
Note

* * * * *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 10, 2022

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer